Xechem International, Inc.
                                  379 Thornall
                                Edison, NJ 08818
                                 (732) 205-0500



                                February 20, 2008



Keiro Ino
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:      Xechem International, Inc.
         File No. 000-23788

Dear Ms. Ino:

     In response to Staff comment letter dated December 4, 2007, Xechem International, Inc. acknowledges to the SEC that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

                                         Sincerely,

                                         XECHEM INTERNATIONAL, INC.

                                         /s/Robert Swift

                                         Robert Swift
                                         Chief Oversight Officer